MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2013 and the audited consolidated financial statements for the year ended December 31, 2012. The following MD&A is prepared as of May 13, 2013 and has been approved by the Audit Committee on behalf of the Board of Directors on that date.

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Except as disclosed below in the section “standards, amendments and interpretations to existing standards”, these interim financial statements follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2012 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com.

COMPANY HIGHLIGHTS

On January 8, 2013, the Company announced that the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) closed the public record for the Gahcho Kué Environmental Impact Review (“EIR”) on January 3, 2013. The MVEIRB is expected to complete their report by July 2013.

On March 12, 2013, the Company announced that the Gahcho Kué Project awaits the report and recommendation from the Gahcho Kué Panel of the MVEIRB, and that on its completion, the report of the Gahcho Kué Panel will be submitted to the Minister of Aboriginal Affairs and Northern Development who has the authority to approve the development of the first diamond mine at Gahcho Kué. While both the Panel report and the Ministerial approval are awaited, the Mackenzie Valley Land and Water Board has opened the public registry to facilitate expeditious processing of the Gahcho Kué permits. The project development schedule remains subject to final regulatory approval.

In the same press release, the Company also announced that the 2013 winter ice road reached the Gahcho Kué Project site at Kennady Lake on March 2, 2013, with the first loads arriving on March 4, 2013 and over the two subsequent weeks, approximately 110 further truckloads of materials, equipment and fuel were delivered to Gahcho Kué.

Financial position

As at March 31, 2013, Mountain Province had cash and cash equivalents of $43,581,944 and a working capital balance of $37,044,786.

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Overview

Mountain Province was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

Mountain Province is a Canadian resource company and holds a 49% interest in the Gahcho Kué Project ‘Joint Venture Agreement’ (‘Joint Venture’ also referred to as ‘Joint Arrangement’ or ‘Joint Arrangement Agreement’ under IFRS 11) as described below, located in the Northwest Territories of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project.

Drilling, bulk sampling, environmental and engineering studies have been completed. A Definitive Feasibility Study demonstrates an economically viable project. The Project is currently in the permitting and development stage. At this time there are no revenues from the Company’s natural resource property.

OUTLOOK

The permitting and development of the Gahcho Kué Project remains a priority. The Gahcho Kué Project feasibility study of December 3, 2010 is currently being updated and the updated project economics are anticipated to be available during mid- 2013.

Following the completion of deep drilling at the Tuzo kimberlite to a depth of 560 meters, the Company has retained Mineral Services Canada Inc. to prepare an independent NI 43-101 resource statement, which is expected to be released in mid-2013. The Company and De Beers Canada Inc. (“De Beers Canada”) are in discussion with respect to complete deep drilling to extend the Tuzo resource to 750 meters. Drilling continues on ten exploration targets and is expected to be completed during Q2 2013.

The Company closed its Rights Offering financing on November 28, 2012. Additionally, the Company is in discussion with a number of potential lenders and is currently assessing various financing proposals, which include project financing, off-take financing and a variety of other financing instruments. These are being considered together with alternatives available to finance the ongoing operations of the Company.

JOINT VENTURE AGREEMENT

The Gahcho Kué Joint Venture is an unincorporated Joint Arrangement between De Beers Canada (51%) and Mountain Province (49%). The Company accounts for the Project as a joint operation in accordance with IFRS 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Gahcho Kué Project. De Beers Canada is also the operator of the Project.

On July 3, 2009, the Company entered into an amended and restated Joint Venture agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

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(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement) – paid and expensed;
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) - paid March 15, 2011;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as “acquired exploration and evaluation”.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint operation.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding and construction of the Gahcho Kué Project, and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Independent Feasibility Study

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:

•	Project IRR* including sunk costs	20.7%**
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	$549.5M
•	Working capital	$49.4M
•	Sustaining capital including mine closure	$36.1M
•	Operating costs	$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Revenue	US$102.48 per carat***

*Internal Rate of Return (“IRR”)

**After taxes/royalties and unleveraged

***The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

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The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision by the Joint Venture Participants to proceed to development.

On June 14, 2011, the Joint Venture Participants announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operator, De Beers Canada, to prepare a plan and budget for the development of the first mine at Gahcho Kué. The plan and budget, once approved by the Joint Venture partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

Gahcho Kué Mineral Reserve

On October 21, 2010, Mountain Province announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.2	1.77		23.3
Hearne	Probable	5.4	2.10		11.5
Tuzo	Probable	12.6	1.13		14.2
Total	Probable	31.3	1.57	*	49.0

* Fully diluted mining grade

Independent Diamond Valuation

In March 2012, Mountain Province retained WWW International Diamond Consultants Ltd. (“WWW”) to provide an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation took place at the London offices of the Diamond Trading Company. All diamond values presented below are based on the WWW Price Book as at March 7, 2012.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

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Table 2

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	211	413,885
	West Lobe	1,132.14	109	123,216
Hearne		2,905.76	96	277,652
Tuzo		2,321.85	316	734,111
Total		8,317.29	$186	$1,548,864

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué.

The results of the 2012 independent diamond valuation indicated that there was almost no change (+0.9%) from the previous valuation conducted in April 2011. However, De Beers Canada has reported that between January 1 and December 31, 2012, average global rough diamond prices decreased by 12 percent as a consequence of macroeconomic uncertainty.

Table 3 below presents models of the March 2012 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	167	134	117
5034 West	169	131	118
5034 North/East	195	145	124
Hearne	138	109	100
Tuzo	136	104	99
Average	$160	$122	$110

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW April 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers Canada.

The 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers Canada modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR.

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Permitting

In November 2005, De Beers Canada, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, the application was referred to the MVEIRB, which commenced an Environmental Assessment. In June 2006, the MVEIRB ordered that an EIR of the application should be conducted.

The EIR is designed to identify all of the key environmental and social issues that will be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

The Environmental Impact Statement (“EIS”) for the Gahcho Kué Project was submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel” or “Gahcho Kué Panel”) of the MVEIRB in December 2010. The EIS details the construction and operation of the proposed mine to ensure it is sustainable and was prepared to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

As mentioned above, the MVEIRB closed the public record for the Gahcho Kué EIR on January 3, 2013 and is expected to complete their report and recommendation by July 2013.

Tuzo Deep Project

The Tuzo Deep drill program aimed to define a resource between 350 and 750 metres and was completed in April 2012. On April 12, 2012, the Company announced the results of the drill program as in Table 4 below:

Table 4

	Azimuth	Inclination at collar	Kimberlite intercepts (meters)			End of hole
Drill hole	(degrees)	(degrees)	From	To	Intercept	(meters)
MPV-11-324C	350	-60	391.00	603.00	212.00	708.00
MPV-11-325C	340	-65	436.20	573.58	137.38	660.00
MPV-11-326C	165	-65	460.60	528.00	*	528.00
MPV-12-327C	173	-57	463.00	675.48	212.48	718.00
MPV-12-328C	059	-55	603.58	819.20	215.62	842.00
MPV-12-329C	274	-60	412.20	624.87	212.67	669.00

* Hole MPV-11-326C was abandoned at 528m due to lost rods at bottom of hole.

   Hole MPV-12-327C is a continuation of MPV-11-326C starting at 400m at a wedge.

The program consisted of five holes totalling 3,725 meters. One hole, MPV-11-326C was abandoned at 528m due to lost drill rods, however was continued in MPV-11-327C, which started at 400m at a wedge. All five holes successfully confirmed the substantial presence of kimberlite beyond the current resource depth.

The shape of the Tuzo kimberlite is unusual as it widens to depth, from 125 meters diameter near surface to 225 meters diameter at a depth of 300 meters. In addition, the diamond grade increases to depth. The average grade from surface to a depth of 300 meters is 1.21 carats per tonne, while the average grade from a depth of 300 meters to 350 meters increases to 1.75 carats per tonne.

On November 8, 2012, the Company announced the microdiamond recovery results from the Tuzo Deep drill program completed in April 2012.

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Recovery of microdiamonds from the kimberlite intersects was undertaken by caustic fusion methods performed at the Geoanalystical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. The microdiamonds recovered by the SRC were then forwarded to the De Beers Kimberley Microdiamond Laboratory (“KMDL”) for re-weighing of minus 0.3mm diamonds.

The combined SRC and KMDL caustic fusion diamond results for samples taken from Tuzo Deep are summarized below in Table 5.

Table 5

	Numbers of Diamonds According to Sieve Size Fraction (mm)
Total Weight (Kg)	+0.075 -0.106	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	Total Diamonds
657.13	1,199	999	547	446	281	156	87	42	16	2	1	3,776

Total carat weight of sample: 2.3330075

Total macro carats +0.5mm: 1.989658

Total macro carats +0.850mm: 1.485248

On March 12, 2013, the Company announced that the Tuzo Deep geological report was completed in January, 2013, and the Tuzo Deep grade report was completed in mid-February, 2013. These reports were prepared by De Beers in its capacity as the Operator of the Gahcho Kué project to establish the geological continuity of the Tuzo kimberlite from the Probable Reserve portion (from surface to 300 meters) to a depth of 564 meters, and also to provide a tonnage and grade estimate for Tuzo Deep. The De Beers Canada technical report does not classify the Tuzo Deep potential resource in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines.

On April 5, 2013, the Company announced that it has retained Mineral Services Canada Inc. to prepare an updated independent NI 43-101 resource statement for the Tuzo kimberlite, which will incorporate the results of the recently completed deep drilling program. The resource update is expected to be completed by mid-2013.

Gahcho Kué Capital Program

On May 28, 2012, the Company announced that the Gahcho Kué Joint Venture partners had approved the initial capital to advance the Gahcho Kué diamond mine in preparation for development.

The C$31.3M budget focused on advancing:

1.	Preparation work for the construction and operating permit applications;
2.	Front-end engineering and design (FEED);
3.	Preparations and procurement for the 2013 winter road;
4.	Detailed engineering;
5.	Purchase of critical long-lead equipment; and
6.	Feasibility study update.

On August 7, 2012, the Company indicated financing arrangements of the Company’s 49 percent share of the Gahcho Kué capital budget, estimated at approximately C$300M, were progressing, with multiple options for project financing, off-take financing, and a variety of other instruments being considered.

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Other Developments at Gahcho Kué

On March 12, 2013, the Company also announced the following developments for the Gahcho Kué Project:

2013 winter ice road

The 2013 winter ice road reached the Gahcho Kué Project site at Kennady Lake on March 2, 2013, with the first loads arriving on March 4, 2013. Over the two subsequent weeks, approximately 110 truckloads of materials, equipment and fuel were delivered to Gahcho Kué.

Geophysics

A geophysics team was mobilized to Gahcho Kué in January 2013 and completed a ground gravity survey over 15 high-priority drill targets. There were 3,230 stations surveyed on 13 grids over the 15 targets and on April 5, 2013, the Company announced that drilling had commenced of the new exploration targets. Following completion of a ground gravity survey, the Operator of the Gahcho Kué project recommended ten targets for the first phase of the exploration drill program, which is expected to be completed during Q2 2013. Based on the success of the first phase drill program, consideration will be given to testing additional targets that have been identified.

Geotechnical drilling

Geotechnical drilling related to planned surface infrastructure at Gahcho Kué commenced in February, 2013 and is expected to be completed before the end of April. A total of 33 sonic holes and 31 core holes will be drilled.

Other Matters

Management and Board Appointments

On January 29, 2013, it was announced that Bruce Ramsden had been hired starting February 1, 2013 as the Company’s Vice President Finance and CFO-designate (effective May 1, 2013), with experience in the Canadian resource sector and particularly with arranging debt finance facilities, important to the continued success of the development of the Gahcho Kué Project.

As well, on March 13, 2013, the Company announced that Bruce Dresner, with a distinguished career as an investment professional and experience on a number of boards of directors and advisory boards, had joined the Company’s Board of Directors.

FINANCIAL REVIEW

Three Months Ended March 31, 2013 compared to the Three Months Ended March 31, 2012

For the three months ended March 31, 2013, the Company recorded a net loss of $4,836,605 or $0.05 per share, compared to a $4,407,356 loss or $0.05 per share for the three months ended March 31, 2012.

Quarterly financial information for the past eight quarters is shown in Table 1.

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SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
	Three months ended
	March 31	December 31	September 30	June 30
Unaudited	2013	2012	2012	2012
	$	$	$	$
Earnings and Cash Flow
Interest income	125,344	44,313	8,047	43,994
Expenses	(4,955,995)	(3,127,198)	(2,521,631)	(4,078,554)
Gain on asset transfer to Kennady Diamonds Inc.	-	-	10,721,645	-
Net (loss) income for period	(4,836,605)	(3,089,892)	8,201,130	(4,041,492)
Cash flow from operations	(2,097,410)	(2,285,124)	(4,656,841)	(6,131,999)
Basic and diluted (loss) earnings per share	(0.05)	(0.04)	0.10	(0.05)
Investing activities	3,415,711	(46,098,382)	8,133,744	7,664,541
Balance Sheet
Total assets	96,795,427	95,590,052	52,560,951	60,312,633

	Three months ended
	March 31	December 31	September 30	June 30
Unaudited	2012	2011	2011	2011
	$	$	$	$
Earnings and Cash Flow
Interest income	51,408	59,239	67,466	76,091
Expenses	(4,451,833)	(5,390,942)	(2,248,809)	(2,446,824)
Net loss for period	(4,407,356)	(5,347,662)	(2,197,302)	(2,386,518)
Cash flow from operations	(712,577)	(3,179,603)	(2,416,292)	5,531,567
Basic and diluted loss per share	(0.05)	(0.07)	(0.03)	(0.03)
Investing activities	672,956	2,633,257	2,201,016	(11,972,787)
Balance Sheet
Total assets	64,470,663	65,839,943	69,620,887	71,508,628

COSTS AND EXPENSES

The costs and expenses for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 are comparable except for the following:

Consulting fees

Consulting fees for the three months ended March 31, 2013 were $554,716 compared to $702,500 for the same period in 2012. Included in these amounts for the quarters ended March 31, 2013 and March 31, 2012 respectively is $207,051 and $463,500, relating to stock based compensation. Offsetting the decrease in stock based compensation is an increase in consulting fees due to an increase in business activity.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended March 31, 2013 were $3,759,002 compared to $3,032,308 for the same period in 2012, which is a result of increased work being conducted by various engineering companies in preparation for the construction of the mine at Gahcho Kué.

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Gahcho Kué Project management fees

Gahcho Kué Project management fees for the three months ended March 31, 2013 were $273,867 compared to $87,565 for the same period in 2012, mainly as a result of increased activity and expenditure being incurred at the Company’s Gahcho Kué Project. The Management fee is payable to De Beers Canada, the Operator of the Project and are expected to increase when construction of the Project begins on the granting of specific permits.

Professional fees

Professional fees for the three months ended March 31, 2013 were $87,522 compared to $318,149 for the same period in 2012. During 2012, the Company incurred significant professional fees relating to the spin-out of Kennady Diamonds Inc.

Interest income

Interest income for the three months ended March 31, 2013 was $125,344 compared to $51,408 for the same period in 2012. The increase is as a result of the $47 million proceeds from the Rights Offering, which closed in late 2012 being invested in short-term investments.

INCOME AND RESOURCE TAXES

The Company is subject to income taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $37,044,786 at March 31, 2013 ($46,653,539 as at December 31, 2012), including cash and cash equivalents and short-term investments of $43,581,944 ($47,693,693 at December 31, 2012). The short-term investments reflected in the March 31, 2013 and December 31, 2012 figures were guaranteed investment certificates held with a major Canadian financial institution with nominal counter party credit risk associated with the bank.

The Company had no long-term debt at March 31, 2013 or at December 31, 2012. The Company’s required contributions payable to De Beers Canada, described above to the Company’s unaudited condensed consolidated interim financial statements for March 31, 2013, are contingent on certain events occurring such as receipt of permits, and production.

As at March 31, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

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The Company’s primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the three months ended March 31, 2013, and March 31, 2012, the Company incurred losses, had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $37,044,786 at March 31, 2013, including $43,581,944 of cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)          Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b)          Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at March 31, 2013, there are no indicators of impairment in the carrying value of its mineral properties.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)          Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

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b)          Impairment analysis - mineral properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the unaudited condensed consolidated interim balance sheet for Mineral Properties represent the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

c)          Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)          Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)          Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not have a material effect on our condensed consolidated interim financial statements for the current period or the prior period presented.

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IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of each of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture (the “Project” or the “Gahcho Kué Project”), is a joint operation under IFRS 11 and, accordingly have recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The adoption of IFRS 11 did not have a material effect on our condensed consolidated interim financial statements for the current period or prior period presented.

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and is applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The disclosure required under IFRS 13 for the condensed consolidated interim financial statements have been included in Note 4.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of the amendment. The adoption of the amended standard did not have a material effect on the condensed consolidated interim financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin (International) Investments Ltd., the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

	March 31,	December 31,
	2013	2012
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	$-	$706,261
Kennady Diamonds	60,000	120,940
Remuneration	463,113	1,477,715
Payable to the operator of the Gahcho Kué Project	5,337,554	685,290
Payable to key management personnel	111,083	30,180

The remuneration of directors and other members of key management personnel for the three months ended March 31, 2013 and for the year ended December 31, 2012 were as follows:

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	March 31,	December 31,
	2013	2012
Consulting fees, director fees, bonus and other short-term benefits	$256,062	$1,014,215
Share-based payments	207,051	463,500
	$463,113	$1,477,715

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the Chief Financial Officer and Corporate Secretary for their services in these capacities.

For the period ended March 31, 2013, the Company’s proportional interest (49%) of commitments by the operator of the Gahcho Kué Project is $2,343,144.

Other Management Discussion and Analysis Requirements

RISKS

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of the Company and/or its joint venture partner to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	political and regulatory risks associated with mining and exploration;
▪	geological and technical conditions at the Company’s Gahcho Kué Project being adequate to permit development;
▪	the ability to develop and operate the Company’s Gahcho Kué Project on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;

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▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange MKT under the symbol MDM.

At May 13, 2013, there were 94,168,151 shares issued and 1,044,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s ICFR. Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2012. There have not been any changes in the Company’s ICFR or in other factors during the quarter ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Additional Information

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

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Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

May 13, 2013

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